Exhibit 99.(d)(ii)

Pacific Life Insurance Company [700 Newport Center Drive Newport Beach, CA 92660 (800) 722-4448 www.PacificLife.com]

PERFORMANCE LOCK RIDER

Pacific Life Insurance Company, a stock life insurance company (hereinafter referred to as “we”, “us”, “our” and the “Company”) has issued this Rider as a part of the Contract to which it is attached. This Rider is in effect on the Rider Effective Date shown in this Rider’s Specifications and stays In Force unless it terminates as described in the Rider Termination section below.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail. All other terms and conditions of your Contract remain unchanged.

This Rider will establish a Performance Lock feature for the Contract to which it is added. We reserve the right to discontinue, suspend, or otherwise limit the availability of the Performance Lock feature at any time.

RIDER DEFINITIONS

Certain terms used throughout this Rider are defined in this section. Other terms may be defined in other sections of this Rider. Defined terms and certain Rider provisions are capitalized to provide emphasis.

Performance Lock Date – The Business Day on which the Performance Lock is exercised.

Pre-Anniversary Transfer – An option under this Rider that we may make available. Pre-Anniversary Transfer is described in the Specifications.

RIDER PROVISIONS

Performance Lock – You may lock in all or a portion of the Interim Value of a Vintage, subject to the Performance Lock Conditions described below. A full or partial Performance Lock cannot be changed or revoked after it has been exercised.

We may offer one or more program(s) through which you may Request to automatically lock in a specified amount of Interim Value when certain conditions are met. You may contact us to obtain information on any currently available programs.

We reserve the right to discontinue, suspend, or otherwise limit the availability of the Performance Lock feature at any time.

Performance Lock Conditions – You may exercise a Performance Lock on any Business Day, subject to the following conditions:

•	The Performance Lock is exercised during the Performance Lock Availability Period shown in the Specifications;
•	The total number of Performance Locks prior to that Business Day does not exceed the Maximum Number of Performance Locks permitted in a Contract Year shown in the Specifications;
•	The percentage of Interim Value to be locked-in is not less than the Minimum Performance Lock Percentage shown in the Specifications; and
•	The Vintage is not in any Restricted Index-Linked Option(s) shown in the Specifications.

Performance Lock Value – On the Performance Lock Date, the Performance Lock Value is equal to the amount of locked-in Interim Value.

The Performance Lock Value will be credited interest daily starting on the day after the Performance Lock

ICC26 20-1913	[1]

RIDER PROVISIONS (continued)

Date and ending on the Vintage End Date. Interest will be credited to the Performance Lock Value at a daily rate which compounds over one year to the annualized Performance Lock Rate. The amount of interest is based on the Performance Lock Value at the beginning of each day.

The Initial Performance Lock Rate is shown in the Specifications and is guaranteed for one year. Renewal Performance Lock Rates are set on each Contract Anniversary. The Performance Lock Rate will never be less than the Minimum Guaranteed Performance Lock Rate shown in the Specifications.

The Performance Lock Value will be reduced by the amount of any Withdrawals, Advisory Fee Withdrawals, or Rider charges that occur after the Performance Lock Date through the Vintage End Date.

Effect of a Performance Lock on the Vintage End Date – If you exercise a partial Performance Lock, we will transfer the Performance Lock Value from the existing Vintage to a new Vintage. The Vintage End Date for the new Vintage will be the earlier of (a) the Contract Anniversary following the Performance Lock Date or

(b) the date a Pre-Anniversary Transfer, if available, is exercised. The Vintage End Date for the existing Vintage will remain unchanged.

If you exercise a full Performance Lock, the Performance Lock Value will remain in the existing Vintage. The Vintage End Date for the existing Vintage will be the earlier of (a) the Contract Anniversary following the Performance Lock Date or (b) the date a Pre-Anniversary Transfer, if available, is exercised.

Transferring Performance Lock Value – On the Vintage End Date, you may transfer your Performance Lock Value to one or more of the Interest Crediting Options that are available in accordance with the terms of the Contract.

If you do not provide us with written instructions on or before the Vintage End Date, the Performance Lock Value will be allocated to a new Vintage in the same Index-Linked Option. If that Index-Linked Option is not available, the Performance Lock Value will be allocated to the Fixed Account Option.

You may not transfer Performance Lock Value out of a Vintage prior to the Vintage End Date.

Rider Termination - This Rider will remain in effect until the earlier of:

•	The Annuity Date; or
•	The date the Contract terminates.

PACIFIC LIFE INSURANCE COMPANY

ICC26 20-1913	[2]